

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 2, 2022

Bernice E. Bell
Chief Financial Officer
AGNC Investment Corp.
2 Bethesda Metro Center, 12th Floor
Bethesda, Maryland 20814

> **Re: AGNC Investment Corp.**
> **Form 10-K for fiscal year ended December 31, 2021**
> **Filed February 23, 2022**
> **File No. 001-34057**

Dear Ms. Bell:

We have reviewed your June 27, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2022 letter.

Response Letter dated June 27, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Non-GAAP Financial Measures
Net Spread and Dollar Roll Income, page 37

1. We note your response to our prior comment providing your belief that GAAP Net income (loss) has very little comparability or correlation to your non-GAAP financial measure Net spread and dollar roll income, and further-adjusted non-GAAP measures. However we continue to believe the inclusion of total operating expense as a component of these non-GAAP financial measures, and your presentation of these non-GAAP measures on a per common share basis, illustrate these non-GAAP measures depict your performance for which net income taken from your statement of comprehensive

income would appear to be the most directly comparable GAAP measure. In future periodic filings, please provide a reconciliation commencing with Net income (loss) as the most directly comparable GAAP measure when presenting these non-GAAP financial measures.

 You may contact William Demarest, Staff Accountant at 202-551-3432 or Mark Rakip, Staff Accountant at 202-551-3573 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction